Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Riskified Ltd.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)
M8216R109
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216R109	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Eido Gal
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 13,827,137
	6	Shared Voting Power 0
	7	Sole Dispositive Power 13,827,137
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,827,137
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.0%
12	Type of Reporting Person IN

CUSIP No. M8216R109	Schedule 13G	Page 2 of 4

ITEM 1. (a)    Name of Issuer:
Riskified Ltd. (the “Issuer”).
(a)Address of Issuer’s Principal Executive Offices:
Europe House, Sderot Sha'ul HaMelech 37, Tel Aviv-Yafo, Israel.
ITEM 2. (a)    Name of Person Filing:
This statement is filed on behalf of Eido Gal (the “Reporting Person”).
(a)Address or Principal Business Office:
The principal business address of the Reporting Person is c/o Riskified Inc., 220 5th Avenue, Floor 2, New York, NY 10001.
(b)Citizenship of each Reporting Person is:
The Reporting Person is a citizen of Israel.
(c)Title of Class of Securities:
Class A Ordinary Shares, no par value (“Class A Ordinary Shares”).
(d)CUSIP Number:

M8216R109
ITEM 3.
    Not applicable.
ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2023, based upon 128,738,857 Class A Ordinary Shares outstanding as of December 31, 2023. The percent of class held by the Reporting Person assumes the conversion of all derivative securities held of record by the Reporting Person into Class A Ordinary Shares within 60 days of December 31, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Eido Gal	13,827,137	10.0%	13,827,137	0	13,827,137	0

CUSIP No. M8216R109	Schedule 13G	Page 3 of 4

The Reporting Person is the beneficial owner of 13,827,137 Class A Ordinary Shares, which consists of (i) 4,609,660 Class A Ordinary Shares, (ii) 104,177 shares of Class A Ordinary Shares underlying restricted stock units that vest on or prior to February 29, 2024, and (iii) 9,113,300 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer that are convertible, at his election, on or prior to February 29, 2024.
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.
ITEM 10. Certification.
Not applicable.

CUSIP No. M8216R109	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Eido Gal

/s/ Eido Gal